Tel 212 513 3200 Fax 212 385 9010	Holland & Knight LLP 195 Broadway New York, NY 10007 www.hklaw.com Frode Jensen 212 513 4682 Frode.jensen@hklaw.com

May 18, 2009

VIA EDGAR AND ELECTRONIC MAIL

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Trico Marine Services, Inc.

                Revised Preliminary Proxy Statement on Schedule 14A

                Filed on May 11, 2009 by Kistefos AS, Christen Sveaas and Åge Korsvold

                File No. 1-33402

Dear Ms. Duru:

                On behalf of Kistefos AS, Christen Sveaas and Åge Korsvold (collectively, “Kistefos”), this letter constitutes Kistefos’ response to your letter dated May 13, 2009 in which you provided the staff’s comments on Kistefos’ Revised Preliminary Proxy Statement filed May 11, 2009.  References to the Proxy Statement in the responses set forth in this letter are to the revised preliminary proxy statement filed by Kistefos with the Commission on May 18, 2009.  Capitalized terms not defined herein have the meaning ascribed to them in the Proxy Statement.

PRRN 14A filed May 11, 2009

1.                                      We partially reissue comment 2.  While you have removed disclosure regarding the “turnaround expertise” of the nominees, you have not provided support for the revised disclosure regarding [Mr. Korsvold’s] ability to create stockholder value in the Kistefos portfolio companies or his twenty years of experience in creating stockholder value.  Please provide such support or revise your disclosure accordingly.

Response: A description of Mr. Korsvold’s experience, including summary information on relevant turnaround assignments, is provided in his biography on page 28 of the Proxy Statement.  We are also supplementally providing additional details on Mr. Korsvold’s experience in Annex 1 to this letter.

2.                                      We note the revisions throughout the proxy that reference the nominees’ engagement of independent proxies to solicit proxies in order to comply with the Jones Act.  Please revise to include a question and answer that provides succinct and accurate disclosure regarding the material terms of the agreement entered into between the Kistefos parties and the independent proxies, inclusive of disclosure as to whether such proxy holders can vote the proxies they receive without regard to instruction by the Kistefos parties.  Also, referencing the applicable terms of the agreements entered into with the independent proxies and any other applicable law, disclose why you believe the terms of the agreement you have established with the independent proxies are in compliance with Section 50501(d) of the Jones Act.

Response: We have revised to include this question and answer and the requested disclosure. Please see pages 15, 33 and A-3 of the Proxy Statement.

3.                                      Refer to our prior comment.  Provide disclosure regarding the risk, if any, that MarAd could determine that the agency relationship established between the Kistefos parties and the independent proxies is not in compliance with the Jones Act.

Response: Please be advised that there will be no agency relationship between the Kistefos parties and the independent proxies.  The independent proxies will be independent contractors acting on behalf of the stockholders.  Notwithstanding the foregoing, we have provided disclosure of the consequences we believe would result if MarAd determined that the independent proxy arrangement violated the Jones Act on pages 15 and A-3 of the Proxy Statement.

4.                                      Supplementally provide us with a copy of the agreement entered into with the independent proxies.

Response: We have provided supplementally a copy of the agreement between Kistefos and the Independent Proxies in Annex 2.

5.                                      We note your response to prior comment 11.  It appears that you are seeking the authority to vote for your nominees and company nominees if and only if, the proposals 3, 4, and 5 are approved.  As such, you should revise and reorder your proposals to specifically condition your proxy authority to vote for your nominees and the company nominees (as noted in the current proposals 1 and 9) on the approval of conditions 3, 4 and 5.  If revised in that manner, you would he able to make use of the short slate exception to Rule 14a-4 (d).

Response: We have revised our proposals and related disclosure to specifically condition the proxy authority of the Independent Proxies to vote for our nominees and the company nominees on the approval of proposals 3, 4 and 5.  Please see pages 2, 16, 17, 26, 29 and the Special Instructions. We have also added the requested disclosure on the Proxy Card included with the Proxy Statement.

6.                                      See our prior comment.  In revising your proxy statement in the manner described, please include prominent disclosure advising shareholders that unless proposals 3, 4 and 5 are

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passed, the BLUE proxies can not and would not he voted for the election of any nominees to the board.

Response: We have included the requested disclosure on pages 2, 16, 17, 26, 29 and the Special Instructions. We have also added the requested disclosure on the Proxy Card included with the Proxy Statement.

Voting Procedures, page 10

“Is any proposal conditional...,” page 14

7.                                      As done in your disclosure regarding proposal 4, please clarify whether you intend to withdraw proposal 5 if either proposal 3 or 4 are not approved.  Also, referencing applicable company charter documents or other authority, disclose whether there are any procedural requirements that must be followed to effect a withdrawal at the meeting.

                                                Response: We have provided the requested clarification regarding Proposal 5 on pages 7, 16 and 21 of the Proxy Statement. We have provided the requested disclosure on page 16.

8.                                      We note your response to comment 14 and the revised disclosure.  Please confirm supplementally and revise to clarify your understanding that substitute nominees who are unnamed and to be designated at a later date are not bona fide nominees.  Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee.  Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d).  Revise your proxy statement to expressly disclose that should Kistefos nominate substitute nominees, it will file an amended proxy statement that, as applicable, (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees.  See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A.

Response: We understand that substitute nominees who are unnamed and to be designated at a later date are not bona fide nominees.  We have provided the requested clarification and additional disclosure on pages 2, 17 and 31 of the Proxy Statement. We have also added the requested disclosure on the Proxy Card included with the Proxy Statement.

Will any other matters be voted on?, page 14

9.                                      Please highlight the substance of the last sentence of the answer to this question in the cover letter or page 1 of your proxy statement.

Response: We have complied.  See our revised disclosure on page 2 of the Proxy Statement.

“Proposal 12...,”page, 24

10.                               As done on page 13, please clarify that the required majority consists of two-thirds of the shareholders entitled to vote.

Response: We have complied.  See our revised disclosure on page 30 of the Proxy Statement.

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                If you have any questions regarding the above responses, please call the undersigned at (212) 513 3462.

Sincerely,

Frode Jensen

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Annex 1

Age Korsvold: Relevant Turnaround Experience

•                  Advisory.  Mr. Korsvold worked as an investment banker with two Norwegian firms from 1983 to 1994.  During these years, he advised on numerous reorganizations of companies in the Nordic region in various industries, including steel, retail and shipping. He helped built Fondsfinans AS into a leading investment bank on the Norwegian market.

•                  Operations/Leadership.  In 1994, Mr. Korsvold was appointed Chief Executive Officer of Storebrand, the leading property, casualty and life insurer in Norway, to lead the company out of Public Administration.  After completing a thorough review of the company’s various businesses, Mr. Korsvold focused on upgrading the company’s core skills, streamlining the portfolio of businesses and establishing new growth platforms. Over the following six years, Storebrand was transformed into a financial holding company with four main operating subsidiaries and experienced substantial growth in some of its key businesses.  Life premiums and assets under management grew about 10% per year over the period, and the company experienced substantial reductions in labor and overhead costs.  Profits grew about 17% per year on a compounded basis. A classic turnaround story, the Storebrand reorganization resulted in the creation of substantial value for shareholders.  The share price increased from about NOK 12 in 1994 to about NOK 60 in 2000, with no dilution resulting from any major equity fund raising during the period.

•                  Private Equity Investor.  As the Chief Executive Officer of Kistefos since December 2001, Mr. Korsvold has overseen the expansion of Kistefos’ direct investments in the shipping and offshore services industries, and has directed the private equity and venture capital investments made by Kistefos.  Relevant turnaround assignments at portfolio companies are mentioned in Mr. Korsvold’s biography included in the Proxy Statement.  Additional details on these assignments are provided below.

•                  Ementor.  This company is a “value added reseller” for data processing hardware and software, with a significant consulting and systems development business.  Ementor was a listed company on the Oslo Stock Exchange.  Kistefos was its largest shareholder, and Mr. Korsvold its Chairman.  Ementor underwent a significant reorganization designed to refocus the company on its core business.  This strategy resulted after three years in a streamlined company with a much improved competitive position in the marketplace. Ementor under Mr. Korsvold’s leadership initiated a successful consolidation process within the Nordic region, and was able to attract interest from a broader base of investors and today trades under the name Atea.  Kistefos achieved a successful exit after four years.

•                  Viking Offshore Services. The company is a marine emergency and rescue service provider in the British sector of the North Sea. Through a series of reorganizations, including mergers, sales or retirements of assets and a fundamental overhaul of working practices and core skills, Kistefos, under Mr. Korsvold’s supervision, built this company into a very profitable leader in its market. Kistefos exited at a profit through a sale to an industrial buyer after 10 years.

•                  Atex.  Kistefos portfolio company Atex was an unprofitable provider of systems to the newsprint industry, primarily focused on Europe and the U.S. market.  Beginning in 2002,

under Mr. Korsvold’s supervision, Kistefos managed to build Atex into a global leader in its market through a series of industry consolidation moves and a disciplined effort to refocus the company on its core business.

•                  Western Bulk.  Kistefos portfolio company Western Bulk was an unprofitable bulk shipping chartering and operations company when Mr. Korsvold began working with management as Chairman in 2003.  He implemented a reorganization plan designed to restore profitability through various measures, including asset sales, the implementation of a new business model with proper risk management and a fundamental repositioning of the company’s core skills. Western Bulk reported a profitable year in 2008, when most players in the industry generated substantial losses, due to the implementation of its new business model and strict adherence to a new risk management system.

Annex 2

AGREEMENT

This agreement (“Agreement”) is made as of this 14th day of May, 2009 by and between Kistefos AS, a private investment company incorporated under the laws of Norway (“Kistefos”), and each of Carl T. Hagberg and Raymond J. Riley, together with any Substitute Independent Proxy (as defined below) who shall become a party hereto.

W 1 T N E S S E T H:

WHEREAS, Trico Marine Services, Inc. (the “Company”) is a company incorporated under the laws of Delaware and subject to the United States (“U.S.) Shipping Act, 1916, as amended (“1916 Act”), and the U.S. Merchant Marine Act, 1920, as amended (“1920 Act,” or “Jones Act” and, together with the 1916 Act,  “Shipping Acts”);

WHEREAS, Kistefos, a private investment company incorporated under the laws of Norway, owns 3,535,959 shares (the “Kistefos Shares”), or approximately 22.2%, of the outstanding common stock of the Company (the “Common Stock”);

WHEREAS, Kistefos has submitted certain proposals and nominations (the “Proposals”) for consideration at the 2009 annual meeting of stockholders of the Company or any adjournment thereof (the “Meeting”) and intends to solicit proxies from the stockholders in favor of the Proposals at the Meeting;

WHEREAS, the Shipping Acts provide, among other things, that a person who is not a citizen of the U.S. may not exercise more than 25% voting control over the Company;

WHEREAS, in order to insure that the Company remains in compliance with the Shipping Acts, Kistefos wishes to engage Carl T. Hagberg and Raymond J. Riley, each a citizen of the United States, to act as independent proxies (together with each Substitute Independent Proxy (as defined below), the “Independent Proxies” and individually, an “Independent Proxy”) and together as an independent proxy committee (the “Independent Proxy Committee”) for the stockholders who deliver proxies or other validly executed voting instructions solicited by Kistefos, or otherwise delivered to the Independent Proxies, all on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, Kistefos and each of the Independent Proxies agree as follows:

1.             Independent Proxies.

(a)           The Independent Proxies agree to act as independent proxies and together as the Independent Proxy Committee for the stockholders of the Company who appoint them to vote the shares of Common Stock of the Company subject to each Valid Instruction (as defined in the last sentence of paragraph 2 of Appendix A hereto) delivered to the Independent Proxies in accordance with Appendix A hereto, and to perform the duties ancillary thereto that are exclusively set forth in the Schedule of Duties attached to this Agreement as Appendix A (the “Schedule of Duties”).

(b)           Each of the Independent Proxies on the one hand and Kistefos on the other hand represents and warrants that he/it is not an affiliate of the other or of Okapi Partners LLC (“Okapi”) and that there are no agreements or understandings, financial or otherwise, between or among any of them with respect to the subject matter hereof or any other matter, except as set forth herein and in the agreement between Kistefos and Okapi whereby Okapi has agreed to act as proxy solicitor in connection with the proxy solicitation contemplated by Kistefos in favor of the Proposals.

2.               Duties and Rights of Independent Proxies.

(a)           Each Independent Proxy is an independent contractor engaged to act as a proxy for the stockholders as herein provided and is not the agent or employee of Kistefos under or as a result of this Agreement or otherwise.

(b)           Each Independent Proxy shall perform his duties hereunder in accordance with the instructions marked on each Valid Instruction completed by a stockholder, or provided to the Independent Proxies in any other manner that is consistent with the conventions and other rules of procedure applicable under the customs and practices associated with routine and contested proceedings at annual and special meetings of stockholders of corporations organized and existing under the laws of the State of Delaware.

(c)           The Independent Proxies may rely upon, and shall be protected in acting or refraining from acting in reliance upon, (i) any communication from the Company, Kistefos or Okapi or such other proxy solicitation firm or person as may be designated in writing by Kistefos or any of its agents as proxy solicitor (Okapi and any such other firm or person, a “Proxy Solicitor”); (ii) any Valid Instruction; or (iii) any written advice of counsel with respect to a question of law arising in the course of performing their duties hereunder.

(d)           In connection with any question of law arising in the course of performing their duties hereunder, the Independent Proxies may consult with legal counsel whose advice shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Independent Proxies hereunder in good faith and in reliance thereon.

(e)           The Independent Proxies shall not be liable for any failures, delays or losses, arising directly or indirectly out of conditions beyond their reasonable control, including, but not limited to, acts of government, exchange or market rulings, suspension of trading, work stoppages or labor disputes, civil disobedience, riots, rebellions, electrical or mechanical failure, computer hardware or software failure, communications facilities failures including telephone failure, war, terrorism, insurrection, fires, earthquakes, storms, floods, acts of God or similar occurrences.

3.     Information.  Kistefos agrees to provide each Independent Proxy with all such documents and other information as are made available to Kistefos or its agents by the Company or any other person or entity (including without limitation another stockholder of the Company that is submitting proposals or taking a position with respect to the Proposals or any other proposals to be presented at the Meeting) that are required or reasonably requested by an Independent Proxy in order for each Independent Proxy to fulfill the duties contemplated hereby, including but not limited to, a list of the stockholders of the Company as of the record date, certified to be correct by the Company’s transfer agent, copies of the proxy statements and other informational statements or communications that may be sent to stockholders by any person or entity regarding the Meeting, specimens of the proxy cards and voting instructions that will be sent to stockholders and all omnibus proxies and all of the other materials set forth in Exhibit IV hereto.  Each of the Independent Proxies will use his reasonable best efforts to provide Kistefos with the information listed in the Schedule of Duties, and with such other information within his possession as Kistefos or its agents may reasonably request for the purpose of conducting Kistefos’ solicitation.

4.     Fee.  The Independent Proxies shall be paid in connection with the execution of this Agreement a flat fee (inclusive of all expenses) of $45,000 (the “Fee”) for their respective duties hereunder, receipt of which the Independent Proxies hereby acknowledge.   The Independent Proxies shall be free to apportion the Fee between them as they shall determine and each Independent Proxy hereby expressly acknowledges and agrees that he shall have no claim against Kistefos with respect to such apportionment or for any other compensation, except as provided in Section 14(b) hereof.

5.     No Benefits.  Because each Independent Proxy is an independent contractor, and not an employee or agent of Kistefos, within the meaning of all federal, state and local laws and regulations governing employment insurance, workers’ compensation, labor and taxes, neither Independent Proxy shall, by reason of this Agreement or the subject matter hereof, acquire any benefits, privileges or rights under any benefit plan operated by Kistefos or any of its affiliates for the benefit of their respective employees.  All payments made to the Independent Proxies under this Agreement shall be made free and clear of, and without any deduction for, any withholding or other taxes.

6.     Representations and Acknowledgments.

(a)           Each Independent Proxy hereby represents and warrants that he is a citizen of the United States.

(b)           Kistefos hereby represents, warrants and acknowledges that (i) this Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid, binding and enforceable obligation and (ii) it has determined to enter into this Agreement solely on the basis of its own investigation and the advice of counsel of its own choosing, taking into account such factors and information as it has deemed appropriate, including without limitation the effects of the Shipping Acts, and (iii) except as set forth in subsection 6(a) herein, which Kistefos understands has been provided by the Independent Proxies at Kistefos’ request exclusively to enable Kistefos to reach its own conclusion regarding the effect of the Shipping Acts on this Agreement based on Kistefos’ own independent analysis of the Shipping Acts, neither Independent Proxy nor any person or entity on behalf of an Independent Proxy has made any representation, warranty or statement with respect to the effect of the Shipping Acts on this Agreement or the matters contemplated hereby, including without limitation on issues relating to voting control of the Company.

7.     Term.  This Agreement shall terminate with respect to an Independent Proxy upon the death, illness or incapacity of such Independent Proxy or the occurrence of any other event preventing such Independent Proxy from fulfilling his duties hereunder (“Inability”) or upon the resignation of such Independent Proxy.  An Independent Proxy may resign from his duties hereunder at any time at least 10 days prior to the Meeting upon 10 days’ prior written notice to Kistefos to such effect.  In the event of the resignation or Inability of an Independent Proxy, the remaining Independent Proxy shall promptly name a substitute for such Independent Proxy (a “Substitute Independent Proxy”) who shall be a citizen of the United States reasonably acceptable to Kistefos and who shall, upon executing a counterpart of this Agreement, become a party hereto with all the rights, duties and obligations of an Independent Proxy, whereupon the Independent Proxy who resigned or was subject to an Inability shall be fully released and discharged from any and all responsibility and liability with respect to this Agreement or the matters contemplated hereby in each case arising out of facts occurring after the date of substitution.

8.     Amendment; Waiver.  This Agreement may be amended or modified only by a written instrument signed by the parties hereto.  No waiver by any party of any of the provisions of the Agreement will be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to the Agreement, including without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any covenants or agreements contained herein. The waiver by any party hereto of a breach of any provision of the Agreement will not operate or be construed as a waiver of any subsequent breach.

9.     Assignment.  No party shall assign or transfer this Agreement, in whole or in part, or any of such party’s rights or obligations hereunder, to any other person or entity without the prior written consent of the other parties.  Any purported assignment or transfer of this Agreement other than as expressly permitted by this Section 9 shall be null and void.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted assigns and transferees.

10.   Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

11.   Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings, either oral or written, with respect thereto.

12.   Severability.  In the event that any part or parts of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not effect the remaining provisions of this Agreement which shall remain in full force and effect.

13.   Third Party Beneficiary.  Each stockholder executing a proxy card or other Valid Instruction appointing an Independent Proxy to vote his/its shares shall be a third party beneficiary of this Agreement.

14.   Indemnification; Exculpation.  Kistefos hereby agrees to (a) indemnify and hold each of the Independent Proxies harmless from and against all claims, losses, damages, judgments, settlements, liabilities, costs and expenses (including without limitation advances of fees and disbursements of their independently retained attorneys) relating to or arising out of the Meeting, this Agreement or the performance of any of their duties hereunder and (b) compensate each Independent Proxy at the rate of $3,750 per day (provided that if an Independent Proxy spends fewer than four hours in any given day on the matters referred to in this Section 14(b), then the applicable rate shall be $500 per hour) for each day or hour actually spent by an Independent Proxy to give a deposition, respond to discovery requests, testify in, or defend against, any claim, action, proceeding or litigation regarding the Meeting, this Agreement or the performance of any of his duties hereunder, to prepare for any of the foregoing, to assist any other person or entity with any of the foregoing or to take any action reasonably required to carry out Valid Instructions provided by stockholders, upon receipt of reasonable invoices therefor by Kistefos; provided, however, that Kistefos will have no obligation to pay any amounts to an Independent Proxy under this Section 14 if and to the extent that it is determined by a court of competent jurisdiction in a final judgment no longer subject to appeal that the claims, losses, damages, judgments, settlements, liabilities, costs and expenses in question were caused by the willful misconduct or gross negligence of such Independent Proxy.  Notwithstanding anything in this Agreement to the contrary, neither Independent Proxy shall be liable or responsible (x) for any matters relating to or arising out of the Meeting, this Agreement or the performance of any of his duties hereunder, except to the extent it has been determined by a court of competent jurisdiction in a final judgment no longer subject to appeal that such Independent Proxy has committed willful misconduct or gross negligence, (y) for consequential, punitive, special, incidental or indirect damages (even if such Independent Proxy was advised of the possibility thereof) or (z) in an aggregate amount in excess of the aggregate of the Fee and any other amounts paid to either Independent Proxy hereunder.

15.   Specific Performance.  Without limiting or waiving in any respect any rights or remedies of the parties hereto under this Agreement, each of the parties will be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of this Agreement.  Kistefos and each Independent Proxy hereby declare that it is impossible to measure in money the damages which will accrue to the parties hereto by reason of the failure of any party to perform any of his/its obligations under this Agreement.  If any party hereto shall institute any action or proceeding to enforce the provisions hereof, Kistefos and each Independent Proxy hereby waive the claim or defense that the party instituting such action or proceeding has an adequate remedy at law.

16.   Notices.  All notices and other communications required between the parties under this Agreement shall be in writing and shall be deemed to have been given (a) when delivered in person, (b) when sent by telecopy with answerback received, or (c) five business days after having been deposited in the U.S. mails, certified mail with return receipt requested and first class postage prepaid, and in any case addressed to the party for which it is intended at that party’s address as set forth below, or at such other address as the addressee shall have designated by notice hereunder to the other party.

If to the Independent Proxies:

Carl T. Hagberg

Raymond J. Riley

6 South Lakeview Drive

Jackson, NJ 08527

Fax: (732) 928-6136

If a notice is sent to any of the above, a copy shall be sent to:

Kelley Drye & Warren LLP

101 Park Avenue

New York, NY 10178-0002

Attention: Merrill B. Stone

Fax: (212) 808-7897

If to Kistefos:

Kistefos AS

Stranden 1

N-0250 Oslo

Norway

Attention: Åge Korsvold

Fax: 47 23 11 70 02

If a notice is sent to any of the above, a copy shall be sent to:

Holland & Knight LLP

195 Broadway

New York, NY 10007

Attention: Frode Jensen

Fax: (212) 385-9010

Any notice or request sent by telecopier or similar facsimile telecommunication shall be confirmed promptly by the sending of a copy of such notice or request to the addressee thereof by prepaid certified mail, return receipt requested.

17.   Arbitration.

(a)           Except as otherwise herein expressly provided, all claims, disputes and other matters in question between the parties to this Agreement and their successors and assigns arising out of or relating to this Agreement or the breach thereof shall be decided by mandatory and binding arbitration and submitted to the American Arbitration Association (the “AAA”) to be exclusively and finally resolved and settled by arbitration in accordance with their Commercial Arbitration Rules then in effect (the “Rules”), except as modified herein, unless the parties mutually agree otherwise, by a panel of three arbitrators (the “Arbitral Tribunal”) selected in accordance with subsection 17(c) and the Rules. The arbitration locale shall be New York, New York and the arbitration shall be subject to the provisions of this Section 17 and the Rules.

(b)           Demand for arbitration shall be filed in writing with the other party to this Agreement and with the AAA.  A demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter in question has arisen.  In no event shall the demand for arbitration be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations.

(c)           The selection of the Arbitral Tribunal shall be as follows:  The claimant or claimants shall nominate one arbitrator in the request for arbitration and the respondent or respondents shall nominate one arbitrator in the answer to the request.  If one of the parties fails to nominate an arbitrator, the nomination shall be made by the AAA in accordance with the Rules.  The two arbitrators so nominated shall nominate the third arbitrator.  If the two arbitrators so nominated are unable to agree as to the nomination of the third arbitrator, the nomination shall by made by the AAA.

(d)           The foregoing agreement to arbitrate shall be specifically enforceable in accordance with applicable law and any court having jurisdiction thereof.  In rendering an award, the arbitrators shall be required to follow the substantive law of the State of Delaware; provided, however, that the arbitration proceeding, decision or award rendered hereunder and the validity, effect and interpretation of the arbitration agreement shall be governed by the Federal Arbitration Act, 9 U.S.C. §1 et seq. The award shall be a reasoned award in writing stating briefly the findings of fact and conclusions of law on which it is based.  The award rendered by the arbitrators shall be final and binding upon the parties hereto, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof.  The award shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues or accounting presented to the arbitrators.

(e)           If and only to the extent a matter arising under this Agreement cannot be resolved by arbitration pursuant to this Section 17, to the maximum extent permitted by law, Kistefos and each of the Independent Proxies knowingly, voluntarily, intentionally and irrevocably waive all right to trial by jury in respect of any action, proceeding, or counterclaim (whether based on contract, tort, or otherwise) arising out of or related to any of the provisions of this Agreement, or any course of conduct, course of dealing, statements (whether oral or written) or actions of any party hereto or to any document pertaining to this Agreement or the transactions contemplated hereby.  This provision is a material inducement of all parties entering into this Agreement.  The parties hereby submit to the non-exclusive jurisdiction and venue of the Supreme Court of the State of New York, County of New York and the United States District Court for the Southern District of New York in respect of any suit or other proceeding brought in connection with or arising out of this Agreement.

18.   Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

KISTEFOS AS

By:	/s/ Åge Korsvold
Name: Åge Korsvold
Title: Chief Executive Officer

Carl T. Hagberg

/s/ Carl T. Hagberg

Raymond J. Riley

/s/ Raymond J. Riley

APPENDIX A

SCHEDULE OF DUTIES

1.              Each Independent Proxy will swear and execute an oath (attached hereto as Exhibit I) to faithfully cast the votes of stockholders of the Company at the Meeting, exactly as such stockholders or their duly authorized representatives instruct them to do in a Valid Instruction (as defined below), to the fullest intent that such Valid Instructions can reasonably be discerned, and to carry out the will of such stockholders diligently, and to the best of his abilities.

2.              Instructions may be received from stockholders of the Company, or from their duly authorized representatives, in the form of proxy cards, letters of instruction, ballots that designate the Independent Proxies as proxies for the stockholder(s), or facsimile transmissions of any such instruments, in each case which the Independent Proxies determine to be valid. Any such proxy card, letter of instruction, ballot or facsimile is called a “Valid Instruction.”

3.              Valid Instructions may be delivered to the Independent Proxies directly or via the Proxy Solicitor and any proxy solicitor for the Company or for Kistefos, or by any stockholder of the Company who wishes to submit Valid Instructions directly to the Independent Proxies, by mail, by facsimile transmission, by courier, or in person. (Instructions and addresses for such deliveries are attached hereto as Exhibit II).  The Independent Proxies will conduct periodic sweeps or take such other reasonable steps as they may deem appropriate to ensure that all Valid Instructions delivered to them in accordance with the instructions set forth in Exhibit II are properly received, presented and counted before the polls are closed at the Meeting.

4.              The Independent Proxies will use their reasonable best efforts to answer any questions from stockholders of the Company, or from such stockholders’ duly authorized representatives, about their role as Independent Proxies and about the various ways that voting instructions may be transmitted to the Independent Proxies. The Independent Proxies will use their reasonable best efforts to direct any other questions they may receive to the persons or entities that, in their best judgment, are best able to answer them.  Inquiries may be made directly to the Independent Proxies by telephone, by mail, by facsimile transmission, by courier, or in person at the numbers and address set forth in Exhibit II.  The Independent Proxies will take such reasonable steps as they may deem appropriate to ensure that all such inquiries are properly addressed in accordance with this paragraph 4 before the polls are closed at the Meeting.

5.              The Independent Proxies will use their best judgment and exercise their reasonable best efforts to ascertain whether the proxies and other voting instructions they receive are valid under the laws of the State of Delaware. In doing so, they will be guided by the General Presumptions Concerning The Validity of Proxies for Delaware Corporations (the “Presumptions as to Validity”), a copy of which is attached hereto as Exhibit III.

A-1

6.              If any proxy or voting instruction received from a stockholder or its authorized representative is in a form that the Independent Proxies believe may be found defective, improper or irregular under the Presumptions as to Validity, or is ambiguous in any respect, the Individual Proxies will use their reasonable best efforts to consult with the person submitting such proxy or instructions to assist such person in attempting to cure such defects, improprieties or irregularities or to resolve such ambiguity, before the voting for the Meeting officially closes.

7.              The Independent Proxies will distribute photocopies of proxy cards and other Valid Instructions promptly upon receipt to the Proxy Solicitor, unless the grantor of the proxy requests that his/its identity remains confidential.

8.              The Independent Proxies will liaise with the Proxy Solicitor and Kistefos to maintain a running and current record of the votes that run to the Independent Proxies as proxies for Company stockholders.

9.              The Independent Proxies will liaise with Kistefos, the Proxy Solicitor and the Company and their respective representatives and advisors to the fullest extent reasonably possible, in order to assure that any and all proxies, Valid Instructions and ballots that may be presented to the Independent Proxies are properly presented and counted at the Meeting.

10.        Each Independent Proxy will attend the Meeting and acting in person, alone or together with the other Independent Proxy, but in either case as an Independent Proxy Committee, will cast any and all votes that run to the Independent Proxies as proxies.

11.        The Independent Proxies will attend and participate in any “challenge process” or proceeding that may follow a preliminary report on the voting, and they will use their reasonable best efforts to assure that all Valid Instructions that run to the Independent Proxies as proxies are accepted and counted exactly as the Independent Proxies have been instructed to cast such votes.

12.        In preparation for the Meeting, the Independent Proxies will review copies of the materials listed in Exhibit IV.

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Exhibit I

Oath of Independent Proxies

State of

County of

Carl T. Hagberg and Raymond J. Riley, having been duly appointed to act as independent proxies and together as the Independent Proxy Committee for stockholders of Trico Marine Services, Inc. (the “Company”) who appoint them to cast their votes in connection with the 2009 annual meeting of the Company and at any adjournments thereof, hereby swear to faithfully cast the votes of stockholders of the Company exactly as such stockholders or their duly authorized representatives instruct them to do in a Valid Instruction (as this term is defined in that certain Agreement, dated as of May       , 2009, between each of the undersigned and Kistefos AS), to the fullest extent that such Valid Instructions can be discerned, and to carry out the will of such stockholders diligently and to the best of their ability.

Carl T. Hagberg

Raymond J. Riley

Sworn to and subscribed before me This          day of                   , 2009

Notary

Exhibit II

Instructions and Addresses for Deliveries

U.S. mail or courier: 6 South Lakeview Drive, Jackson, NJ 08527

Fax: (732) 928-6136

Contact Information for Stockholders’ Inquiries

U.S. mail or courier: 6 South Lakeview Drive, Jackson, NJ 08527

Fax: (732) 928-6136

Tel: (732) 928-6133

Exhibit III

GENERAL PRESUMPTIONS CONCERNING
THE VALIDITY OF PROXIES FOR DELAWARE CORPORATIONS

1.                                      (a)                                  A proxy shall not be deemed invalid because the signature is hand printed, written in pencil, or because the proxy or proxies from any broker, bank, nominee, corporation and/or partnership bears a rubber stamp or facsimile signature.

(b)                                Initials or abbreviations may be used for first and middle names; full names may be used for the first and middle initials, and first and middle names or initials may be added or omitted.

(c)                                 Where a woman signs her married name on a proxy, and the stock is registered in her maiden name, the proxy shall be presumptively valid if there is anything in the signature which indicates that the signer and the record holder are one and the same.

(d)                                Titles such as Mr., Mrs., Miss or Dr. may be added or omitted without affecting the validity of the proxy.

(e)                                 Where the surnames of two or more joint owners are identical they need not be repeated in the signature.

2.                                      Proxies need not be dated to be valid.

3.                                      Except as provided in paragraph 5, if a stockholder gives proxies to each of the contending parties in the proxy contest and proxies running to each bear execution dates, then as between those proxies, the proxy bearing the latest execution date shall prevail.

4.                                      Except as provided in paragraph 5, if the latest dated proxy running to each side bears the same execution date, then the proxy with the latest dated postmark on its envelope shall be deemed the latest dated.  If both the proxies and the postmarks each bear the same dates, then they shall be treated as “standoffs.”

5.                                      Where a proxy shows on its face that it has been post-dated (i.e., as where the postmark date is earlier than the execution date) or the date is clearly erroneous, it shall be deemed dated as of the postmark date.  If there is no postmark date for such a proxy, the proxy shall be deemed undated.

6.                                      (a)                                  A dated proxy, or an undated proxy with an envelope bearing a postmark date, shall be deemed to be later dated than an undated proxy with no envelope or an envelope that does not bear a postmark date.  [This provision does not apply to broker or nominee proxies, which will be treated as described in item 15, below.]

(b)                                If a stockholder gives proxies to each side and one or more of these proxies is undated, then each proxy shall be deemed to bear an execution date, subject to paragraph 5 above,

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which is the later of the execution date it bears, if any, and the postmark date, if any.  If a proxy does not bear an execution date or have an envelope with a postmark date, then it shall be deemed undated.

7.                                      The fact that an executed proxy has no name, address or number of shares printed thereon or that such information is stated incorrectly shall be immaterial, provided that the signature is deemed legible by the Independent Proxies.

8.                                      Any proxy, except for broker and nominee proxies (which will be treated as described in items 15 and 16)  shall be deemed to vote all shares of stock which the person executing the proxy is entitled to vote as record holder thereof.

9.                                      A proxy representing shares registered in the name of a corporation, association, church, religious, educational, charitable, fraternal or social organization, foundation, society, pension, retirement, profit-sharing or other similar plan or governmental unit must, except as otherwise provided in this paragraph 9, be signed by an officer or other person purporting to act in an official capacity on behalf of such stockholder.  When so signed it is presumptively valid in the absence of satisfactory evidence that such person lacked the authority to act.  If the stockholder name has been repeated, the official capacity of the signer need not be indicated.  No corporate seal, attestation, or copy of by-laws or resolution conferring authority is necessary.  Where the stockholder’s name appears on the face of the proxy, failure to repeat such name as part of the signature will not invalidate the proxy, so long as the title or other capacity or source of authority of the signer has been indicated.

10.                                Where shares are registered in the name of a partnership, a proxy signed in the partnership name only, or in the partnership name by a general partner or other person purporting to act with authority (whether or not the official capacity of the signer is indicated) is presumptively valid in the absence of satisfactory evidence that the signature was made without authority.  Where the stockholder’s name appears on the face of the proxy, failure to repeat such name as part of the signature will not invalidate the proxy, so long as signed by a partner.

11.                                Where shares stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, a proxy executed by one of such persons in his name only shall be sufficient provided there is no evidence of disagreement between such persons.  In the event that such evidence is present (as in the case of a proxy signed by another such person and running to the other of the contending parties in the proxy contest, on the same date) the written agreement, if any, which governs the manner in which such shares were voted shall control, if presented prior to the closing of the polls.  If no such agreement is so presented, the vote of the majority in number of such persons voting shall control.  If there is no such majority or if there are two such persons each of whom has executed a proxy running to different contending parties in the proxy contest, the shares shall, for the purpose of voting, be divided equally among such persons and voted.

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12.                                Where shares are registered in the name of a minor under the guardianship of a designated person or in the case of a person designated as a guardian, a proxy executed by the minor shall be presumptively invalid and shall not be counted as a vote.

13.                                Where shares are registered in the name of a fiduciary, a proxy signed by the registered stockholder, without indicating his fiduciary status or the beneficiary’s name, shall be presumptively valid.

14.                                A proxy signed by a person who identifies himself as a guardian, conservator, attorney, executor, administrator, agent, custodian, or personal representative and does not indicate the name of the person for whom he is acting, even though the name of the signer does not appear on the stockholder list on the record date, is presumptively valid in the absence of satisfactory evidence that the signer was not authorized to act for the stockholder.

15.                                Notwithstanding any previous provision herein:

(a)                                 All proxies received from a broker, bank or nominee will be counted regardless of date, provided that (1) the total number of shares represented by such proxies does not exceed the sum of (A) the total number of shares registered in the name of such broker, bank or nominee plus (B) the total number of shares held for the account of such broker, bank or nominee by any depositary which has submitted an omnibus proxy authorizing such broker, bank or nominee to vote the shares held for its account, (2) no specific language has been added to any proxy, aside from the printed language on the proxy form, expressly revoking any prior proxy or proxies solicited by the same party, but any such revocation shall be given effect, and (3) a later dated proxy bearing one account number or other identifying number or symbol will revoke any earlier dated proxy which bears the same account number or other identifying number or symbol and shares (shares pursuant to the rules set forth in paragraph 3 through 6 hereof).

(b)                                Except as provided in the following sentence, if the total number of shares represented by proxies submitted by a single broker or nominee exceeds the sum of (A) the total number of shares registered in the name of such broker or bank plus (B) the total number of shares held for the account of such broker or bank by any depositary which has submitted an omnibus proxy authorizing such broker or bank to vote the shares held for its account, the Independent Proxies may procure an explanation for the over vote, as expeditiously as possible, by telephonic statement from such broker or bank, or as the Independent Proxies deem appropriate, and after receiving and considering such information the Independent Proxies shall determine the manner in which the proxies shall be voted.  Notwithstanding anything herein stated, in the event of such an over vote, if all of such proxies submitted by a single broker or nominee are in favor of one contestant, such proxies shall be deemed valid for a number of shares equal to the sum of (A) the total number of shares registered in the name of such broker or bank plus (B) the total number of shares held for the account of such broker or bank by any depositary which has submitted an omnibus proxy authorizing such broker or bank to vote the shares held for its account.

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(c)                                 A broker, bank or nominee proxy may be signed in the name of the broker, bank or nominee as registered, without requiring the signature of an individual as a partner or as an officer.

16.                                Notwithstanding anything herein contained, in the absence of other ambiguity, as determined by the Independent Proxies, a broker, bank or nominee proxy which does not specify a designated number of shares shall be valid for the sum of (A) the total number of shares registered in the name of such broker, bank or nominee and (B) the total number of shares held for the account of such broker, bank or nominee by any depositary, which has submitted an omnibus proxy authorizing such broker, bank or nominee to vote the shares held for its account.

17.                                The validity of proxies shall not be adversely affected by the fact that they are in proper form of a copy, a facsimile, telegram or telex, telecopy or other reliable reproduction of the original writing or electronic submission, provided that reproductions of physical proxies must bear signatures (as described in earlier sections of these Presumptions) and must be complete copies of the original documents. If there is printed matter on  both sides of the form, for example, both sides of the form must be transmitted in a way that that permits the Independent Proxies to reasonably conclude that both sides have come from the holder, or from his or her duly authorized representative.

18.                                Where appropriate herein, the use of the word “proxy” shall be deemed to include the words “ballot’ and “revocation.”

19.                                In determining the validity of the execution of proxies, the Independent Proxies shall be governed by these presumptions, except as otherwise provided by the laws of the State of Delaware.

20.                                The intent of these presumptions is to favor giving validity to the proxies and the intent of the stockholders where discernible, and the Independent Proxies shall act accordingly.  Where a matter is not covered by these presumptions, the Independent Proxies shall favor validity rather than invalidity of the proxies.

21.                              The validity of proxies shall be determined by Delaware Law, regardless of the law of the State in which executed.

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Exhibit IV

Materials to Be Reviewed by the Independent Proxies

•                 Notice of Meeting, Proxy Statement, Annual Report and form of proxy issued by the Company, and any other materials the Company may issue in connection with the Meeting

•                 Proxy Statement, form of proxy and any and all materials that may be issued by Kistefos or disseminated to stockholders in connection with the Meeting and provided to the Independent Proxies by Kistefos

•                 Articles of Incorporation and Bylaws of the Company

•                 Copies of any and all reports and recommendations from proxy advisory firms that may be issued from time to time in connection with the Meeting and provided to the Independent Proxies by Kistefos

•                 A list of stockholders of the Company, certified by the Company’s transfer agent as being complete and correct as of the record date for the Company’s Meeting

•                 Periodic reports on the voting from Okapi and (if available) Broadridge Financial Solutions, Inc.

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